Exhibit 4.5

FIRST AMENDMENT TO WARRANT AGREEMENT

This First Amendment to the Warrant Agreement dated as of May 22, 2008 (the “Warrant Agreement”) by and between Cypress Sharpridge Investments, Inc., a Maryland corporation (the “Company”), and National City Bank, as warrant agent for the Company (the “Warrant Agent”), is made and entered into and effective as of June 11, 2008 (hereinafter referred to as the “First Amendment”). Capitalized terms and references used herein and not otherwise defined below shall have the respective meanings ascribed to them in the Warrant Agreement.

Background

WHEREAS, the Company and the Warrant Agent are parties to the Warrant Agreement pursuant to which the Warrant Agent has agreed to act on behalf of the Company in connection with the issuance of the Warrants as provided therein; and

WHEREAS, the Company and the Warrant Agent desire to amend the terms of the Warrant Agreement as provided in this First Amendment.

Agreement

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the Company and the Warrant Agent do hereby agree as follows:

1.	Section 4.08 of the Warrant Agreement shall be deleted in its entirety and replaced with the following language:

Notice of Adjustment. Whenever the Exercise Price or the number of shares of Common Stock and other property, if any, issuable upon exercise of the Warrants is adjusted, as herein provided, the Company shall deliver to the Warrant Agent a certificate setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which (i) the Board determined the then fair value of any evidences of indebtedness, other securities or property or warrants, options or other subscription or purchase rights and (ii) the Current Market Value of the Common Stock was determined, if either of such determinations were required), and specifying the Exercise Price and the number of shares of Common Stock issuable upon exercise of the Warrants after giving effect to such adjustment. The Company shall promptly cause the Warrant Agent to mail a copy of such certificate to each Holder in accordance with Section 6.04. The Warrant Agent shall be entitled to rely on such certificate and shall be under no duty or responsibility with respect to any such certificate, except to exhibit the same from time to time, to any Holder desiring an inspection thereof during reasonable business hours. The Warrant Agent shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment of the Exercise Price or the number of shares of Common Stock or other stock or property issuable on exercise of the Warrants, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making such adjustment or the validity or value of any shares of Common Stock, evidences of indebtedness, warrants, options, or other securities or property.

2. The Warrant Agreement is amended only as expressly modified by the First Amendment. Except as expressly modified by the First Amendment, the terms of the Warrant Agreement remain in full force and effect and the Warrant Agreement is hereby ratified and confirmed by the Company and the Warrant Agent in all respects.

IN WITNESS WEREOF, the Company and the Warrant Agent have executed this First Amendment as of the date first written above.

CYPRESS SHARPRIDGE INVESTMENTS, INC.

By:	/s/ Kevin E. Grant
Kevin E. Grant, Chief Executive Officer

NATIONAL CITY BANK

By:	/s/ Megan Gibson
Name: Title:	Megan Gibson Vice President

[Signature Page to First Amendment to the Warrant Agreement]

2